Exhibit 99.1


[LOGOS OMITTED]

Market price:
VCPA4=R$158/'000 shs
ADR VCP =US$ 28.20
October 13, 2003

Shares outstanding:
38,322,699,553

Market capitalization:
R$ 6,055 million
US$ 2,161 million


Investor Relations team:

Valdir Roque
CFO and IR Director

Alfredo Villares
Investor Relations Manager
Natasha Nakagawa
Andrea Kannebley

Ph:(5511)3269-4168/4261/4287
Fax:(5511) 3269-4066
ir@vcp.com.br
www.vcp.com.br


Thomson Financial IR
Curtis Smith
IR Consultant
Phone: (5511) 3897-6405
curtis.smith@4thomsonir.com.br


                           VCP Announces 3Q03 Earnings
                      Strong margins on domestic sales and
                  exports offset challenging market conditions

Sao Paulo, October 14, 2003 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE:
VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today announced results for the third quarter of 2003. The Company's operating and financial information, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. All comparisons provided in this release are with respect to the third quarter of 2002, unless otherwise indicated.

"The third quarter presented the most challenging market conditions the Company has witnessed in years, with economic slowdown in the major economies, such as USA and Europe, with a highly recessive Brazilian market that caused lower domestic sales volume and a stable, stronger Real that negatively impacted production costs in U.S. dollars. These factors coincided with falling international pulp prices, driven by seasonal weak demand. VCP was able to offset much of these impacts as a result of its expansion in pulp production capacity and its presence in local paper markets.

Market pulp prices were 5% lower compared to the previous quarter in an environment of order postponements, shifting inventories in the supply chain to producers. In September 2003 pulp prices began to recover gradually, with increases seen particularly in European and Asian markets. The domestic economy was even weaker; however, increasingly moderate fiscal and inflation policies as well as reduced Brazilian risk allowed for gradual interest rate reduction. As a result, financial markets reflected the positive growth expectations for the economy, which should extend into the fourth quarter of 2003, boosted further by seasonality.

VCP's expressive export volume growth of 92% compared to 3Q02 combined with 36% higher average domestic paper prices resulted in 33% higher net revenue. Efforts aimed at reducing fixed and variable costs allowed VCP to improve its EBITDA margin to 41% compared to 36% in 3Q02, despite the 20% drop in domestic paper sales volume.

In the first nine months of 2003 (9M03), net revenue totaled US$581 million compared to US$464 million in the same period in 2002. EBITDA grew 46% to US$248 million with an EBITDA margin of 43% compared to 37% in 9M02. Our net earnings for the first nine months of 2003 totaled U5$180 million, " commented Raul Calfat, CEO of VCP.

--------------------------------------------------------------------------------
                           Main Financial Indicators
--------------------------------------------------------------------------------

================================================================================
(In US$ millions)              3Q03            3Q02         3Q03/3Q02
================================================================================
Net Sales                       206            155             33%
--------------------------------------------------------------------------------
Domestic Sales                  111            102              9%
--------------------------------------------------------------------------------
Exports                          95             53             79%
--------------------------------------------------------------------------------
Operating Profit                 66             44             50%
--------------------------------------------------------------------------------
Net Income                       62             42             48%
--------------------------------------------------------------------------------
Earnings per ADR (*)            0.81           0.55            47%
--------------------------------------------------------------------------------
EBITDA                           84             56             50%
================================================================================

(*) Earnings in US$ per total ADR's not considering shares in Treasury

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Net revenue and sales volume

Net revenue in 3Q03 was 33% higher compared to 3Q02, driven by 27% higher sales volume and a 5% higher average selling price in U.S. dollars. The higher average price was due to 33% higher prices in the local markets, partially offset by a 6% decline in the average export price. This decrease in export prices was mainly due to a higher participation of pulp in the export mix. The 92% higher export sales volume more than offset the 18% drop in domestic sales volume. Compared to 2Q03, 10% higher overall sales volume was partially offset by 4% lower average prices in U.S. dollars resulting in a 5% increase in net sales. The average lower price was mainly attributed to lower pulp prices.

            Net Revenues                                   Sales Volume

                   3Q03         3Q02                                3Q03    3Q02

Domestic Market     54%          66%             Domestic Market     38%    59%

Exports             46%          34%             Exports             62%    41%


Revenues from the paper business fell to 65% of total revenues, with pulp accounting for 35%, compared to 79% and 21% in 3Q02. The higher proportion of pulp revenues can be attributed to higher sales volume made possible by the new pulp line. In 2Q03, the breakdown for paper and pulp revenues was 68% and 32%, respectively. In volume terms, paper sales volume accounted for 47% of total sales, with pulp making up 53%, reflecting higher output from the new pulp production line and lagging domestic paper market.

The greater portion of pulp sales in 3Q03 brought export volume to 62% of total sales, with the domestic market accounting for 38%. In 3Q02, this breakdown of sales was the inverse, with export volumes representing 41% of total sales.


                         NET REVENUE BREAKDOWN

                  3Q03                             3Q02

            Paper         65%                Paper        79%
            Pulp          35%                Pulp         21%

[LOGO GRAPHICS OMITTED]


Pulp

Revenues from pulp sales grew 115% to US$71 million in 3Q03 compared to 3Q02, driven by 7% higher average prices as well as a 100% increase in sales volume to 155,000 tons with the additional output coming from the new pulp line. Compared to 2Q03, revenues were 14% higher, driven by 20% higher sales volume, despite 5% lower prices.

International eucalyptus (hardwood) pulp prices fell as expected during July and August, reaching US$490 per ton in Europe, US$530 per ton in North America and US$450 per ton in Asia. In September a recovery in demand drove prices up by US$20 per ton in Asia and Europe. These price increases occurred despite high NORSCAN inventory levels, which stood at 1.71 million tons at the beginning of 3Q03. This trend confirms our expectations disclosed last quarter of increased buying activity in several markets to rebuild inventories. Expectations as to a continued upward pricing trend in the cycle will still be dependent upon higher demand from the main consumer markets as well as greater discipline from producers.

     Pulp - Net Revenue by Market               Pulp - Volume by Market

                   3Q03     3Q02    2Q03                  3Q03     3Q02    2Q03

Domestic Market    11%      22%     14%   Domestic Market  11%     23%     14%

Exports            89%      78%     86%   Exports          89%     77%     86%


Domestic market - Compared to 3Q02, pulp sales volume decreased 6% in a weak domestic market environment, with output being directed to export markets. Toward the end of the quarter domestic demand showed signs of recovery; however, tissue and cardboard prices had yet to rebound. The average CIF price in the local market was R$ 1,319 per ton in 3Q03, versus R$ 1,248 per ton in 3Q02, a 6% increase resulting from improved pulp prices, despite the appreciation of the real, since domestic prices are also affected by exchange variations.

Export Market- Export pulp volume was 132% greater than in 3Q02, as additional output from the expansion project was exported. Average prices were 6% higher in U.S. dollars.

[LOGO GRAPHICS OMITTED]

Paper

Revenues from paper sales in 3Q03 totaled US$135 million, 11% higher than in 3Q02, driven by 25% higher average selling prices in U.S. dollars, partially offset by 11% lower sales volume caused by the recessionary Brazilian economy and soft demand, particularly for coated and printing and writing papers. Overall paper sales volume totaled 137,000 tons in 3Q03. Compared to 2Q03, revenues were 1% higher on 1% higher sales volume, as average selling prices in U.S. dollars were 1% higher.

                       Paper Products as % of Net Revenues

                                3Q03        3Q02          2Q03

     Other Specialties            7%          7%            6%

     Coated                      20%         23%           20%

     Carbonless & Thermal        20%         17%           19%

     Cut Size                    28%         26%           28%

     P&W                         25%         27%           27%


Compared to 3Q02 the product mix consisted of a higher share of revenues from chemical papers (carbonless and thermal) and Cut Size due to 33% and 39% increases, respectively, in prices in the domestic market and 2% and 3% higher volumes, respectively. Sales volume of other papers fell, and consequently accounted for a lower percentage of revenues, despite strong increases in average prices compared to 3Q02.

The product mix compared to 3Q02 was comprised of a greater portion of chemical papers, mainly in the domestic market, and cut size paper for exports, as coated paper sales retracted. The shift in mix is owed to the Company's flexibility to adapt to market demand, in order to maximize margins. With the ability to operate in both pulp and paper markets and alternate sales between the domestic and export markets, VCP has shown its capacity to neutralize the cyclical effects that can affect a given market segment as well as minimized losses related to a strong Real.

                       Paper sales breakdown by volume

                                3Q03        2Q03          2Q03

     Other Specialties            5%          5%            5%

     Carbonless & Thermal        11%         11%           10%

     Coated                      20%         24%           19%

     Cut Size                    33%         28%           33%

     Printing & Writing          31%         33%           33%


Domestic Market - Compared to 3Q02, overall sales volume decreased by 20%, due mainly to lower printing and writing paper sales (part of which were directed to export markets), as well as lower coated paper sales as a result of weak market conditions. The Company once again achieved higher prices in the domestic market, and in the third quarter of 2003 average prices in reais were 28% higher than in 3Q02 and 36% higher in U.S. dollars.

    Uncoated papers: Printing & writing paper sales were weaker due to delays by the Government in finalizing its education program, which reduced demand from this sector (textbook and notebook producers). The education program was finalized at the end of

[LOGO GRAPHICS OMITTED]

    August, and it is expected that the impact of this decision will be seen in the coming months. Cut size sales volume was reduced in the domestic market, as a portion of cut size output was directed to export markets in an effort to control supply pressure locally. However, in U.S. dollar terms, average prices for cut size papers were 39% higher year-over-year (29% higher in reais), while printing & writing prices were 35% higher year-over-year (28% higher in reais).

    Coated Papers: Compared to 3Q02, average prices in U.S. dollars were 29% higher than in 3Q02, and 3% lower compared to 2Q03. In volume terms, sales of coated papers were 28% lower, reflecting reduced demand from distribution and promotional graphics sectors.

    Carbonless & Thermal Papers: Sales volume in this segment increased 2% while 33% higher prices in U.S. dollars contributed to stronger revenues.

Export market - When compared to 3Q02 the Company significantly increased its export sales volume by 22%, as a consequence of the weaker local demand, mainly for uncoated papers in rolls and sheets. Exports of chemical papers were reduced in order to meet domestic demand. Coated exports began to recover with stronger sales to Latin America, especially Argentina. The average CIF export price per ton was US$ 772 in 3Q03, versus US$ 790 in 3Q02.

   Paper - Net Revenue by Market              Paper - Volume by Market

                 3Q03   3Q02   2Q03                      3Q03   3Q02   2Q03

Domestic Market   76%    78%    77%     Domestic Market   70%    78%    71%

Exports           24%    22%    23%     Exports           30%    22%    29%


Pulp Cash Cost (*)

Pulp cash cost in 3Q03 was US$ 173/ton, 9% higher than 2Q03, increasing by US$15/ton. Of this variation, US$3/ton corresponds to the effect of the appreciation of the real against U.S. dollar, while US$6/ton corresponds mainly due to additional maintenance and labor costs, as a consequence of annual downtime in both mills. The remaining increase is explained by higher costs for certain chemicals and wood, due to higher participation of wood acquired from third parties and a higher average distance from the forest to the mill. Compared to 3Q02, pulp cash cost was 41% higher due to the effect of the appreciation of the real against U.S. dollar, higher wood, raw materials, fuel and maintenance costs.

(*) All cash cost figures are presented net of exhaustion.

                            Pulp Cash Cost (US$/ton)

                     3Q03            3Q02            2Q03

                      173             123             158

[LOGO GRAPHICS OMITTED]

Operating results

Gross profit was US$ 97 million compared to US$ 71 million in 3Q02, with a gross margin of 47% versus 46% in 3Q02 and 50% in 2Q03. Compared to 3Q02, the higher gross profit margin was mainly due to higher local average prices which were not fully offset by higher costs when expressed in U.S. dollars as a result of the currency appreciation. The average unit cost for products sold increased 4% in U.S. dollar terms due mainly to higher prices of certain raw material inputs, fuel and maintenance costs in reais, partially offset by a higher percentage of pulp in the mix of products with lower production costs. When compared to 2Q03, the lower gross profit margin was mainly due to lower pulp prices and higher cash cost, also partially offset by a higher percentage of pulp in the mix of products.

Selling expenses in 3Q03 were 40% higher, totaling US$21 million compared to US$15 million 3Q02. However, such expenses when expressed as a portion of net revenue remained stable at 10% year-over-year. The increase in selling expenses was caused by higher freight and commissions and other expenses in foreign currency, a function of the higher level of exports in the quarter (92% increase in export volumes year-over-year).

General and Administrative expenses as a portion of net revenue fell from 4.8% to 4.3% year-over-year, as such expenses increased slightly but were distributed over a higher revenue base in 3Q03. The US$1 million total increase was mainly a result of the annual salary adjustment and the institutional investments for the inauguration of the new pulp line in Jacarei mill, partially offset by certain non-recurrent external consulting fees that were incurred in 3Q02.

Operating profit was US$66 million, 53% higher than the US$43 million of 3Q02, and 3% lower than the US$68 million in 2Q03. The improved operating profit compared to 3Q02 was due mainly to greater pulp export volume and higher domestic paper prices, partially offset by lower sales volume in the domestic market and higher average costs.

EBITDA totaled US$84 million in 3Q03, 50% greater than in 3Q02 and 5% lower than in 2Q03. EBITDA margin was 41% versus 36% in 3Q02 and 45% in 2Q03.

Financial result

The Company's net indebtedness was US$ 528 million on September 30, 2003, and US$ 527 million on June 30, 2003. The practically flat net indebtedness at the close of 3Q03 compared to 2Q03 was mainly due to the fact that CAPEX disbursements were offset by the strong cash generation during the period.

The financial expenses corresponding to the gross debt position were US$19 million compared to US$17 million in 2Q03, mainly due to the increase in gross debt from US$1,043 million on June 30, 2003 to US$1,148 million on September 30, 2003. Financial income was US$17 million during 3Q03 against US$15 million in the previous quarter, mainly due to a higher cash and cash equivalents position, from US$516 million on June 30, 2003 to US$621 million on September 30, 2003.

[LOGO GRAPHICS OMITTED]


The increase in the gross debt position was a result of new loans, specially pre-export financing (US$ 157 million) in foreign currency, and an additional disbursement of BNDES to the financing of the pulp expansion project (R$ 96 million).

Foreign exchange losses, net

In order to protect against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 3Q03, the net foreign exchange result, including fair value, was a loss of US$4 million against a loss of US$3 million in 2Q03 and a foreign exchange loss of US$5 million in 3Q02. It is important to mention that the fair value adjustment is in accordance with SFAS 133 and does not impact the cash flow as it is just an accounting effect.

--------------------------------------------------------------------------------
Debt amortization     2003     2004     2005     2006     2007     2008     2009
--------------------------------------------------------------------------------
US$ million            186      413      425       46       30       30       18
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
DEBT OBLIGATIONS                 COST                                     % of
(US$ million)                 % per annum    06/30/2003    09/30/2003     total
--------------------------------------------------------------------------------
- SHORT TERM                                   429          516           45%
    Real denominated           TJLP* + 3.0%     18           16            1%
    Dollar denominated         US$ + 4.2%      411          500           44%
--------------------------------------------------------------------------------
- LONG TERM                                    614          632           55%
    Real denominated           TJLP* + 3.0%    120          155           13%
    Dollar denominated         US$ + 4.2%      494          477           42%
--------------------------------------------------------------------------------
TOTAL DEBT                                   1,043        1,148          100%
(-) CASH POSITION                             (516)        (621)
NET DEBT                                       527          528
--------------------------------------------------------------------------------
* TJLP = Long term interest rate from BNDES, rated at 12 % p.a. on September 30, 2003
--------------------------------------------------------------------------------

Income Tax

Income tax expense in 3Q03 was US$6 million compared to US$10 million in 3Q02, due mainly to the substantially lower effective tax rate. This rate decreased from 26% to 9% mainly because in the 3Q03 the exchange rate was practically stable and did not affect the financial income. The strong depreciation of Real that occurred in the 3Q02 increased financial income through exchange variation on investments in foreign currency.

Net Income

Net income totaled US$62 million in 3Q03 compared to US$42 million in 3Q02, and US$58 million in 2Q03.

[LOGO GRAPHICS OMITTED]


Capital expenditures

The Company invested a total of US$40 million in 3Q03, of which US$20 million was allocated to industrial modernization projects (optimization and expansion of pulp production at Jacarei) and US$11 million in forestry (planting and managing forests).


--------------------------------------------------------------------------------
      INVESTMENTS                     PORTION COMPLETED       PLANNED FOR 2003
     (US$ million)                  THROUGH Sep. 30, 2003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Pulp Expansion Project (P.2000)               46                     58
--------------------------------------------------------------------------------
Modernization                                 22                     29
--------------------------------------------------------------------------------
Forestry Activities                           37                     55
--------------------------------------------------------------------------------
Maintenance, I.T., others                     17                     48
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
TOTAL                                        122                    190
--------------------------------------------------------------------------------

Expenditures already realized or earmarked for the Pulp Expansion Project at Jacarei totaled US$489 million (total amount contracted with or without disbursement) as of September 30, 2003, out of a total estimated project budget of US$ 490 million.

Outlook

The Company's fundamentals continue to strengthen. VCP has achieved scale and productivity gains through its modern industrial plants, increasing wood production and changes in its product mix - factors that have allowed it to successfully capitalize on the diverse domestic and international market segments, as well as strong cash generation and a sound financial position. Future cash generation will be used toward disciplined growth and transparent dividend distributions.

The share of Brazilian eucalyptus pulp in the global market is growing, as the sector is undergoing consolidation and experiencing a recovery in international prices. However, several upcoming projects announced by market pulp producers throughout the world could contribute to periods of over supply. There is an expectation that the Brazilian market will undergo a sustained market growth cycle for printing and writing papers. These factors offer growth opportunities for healthy companies and VCP continues to pursue such opportunities in order to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus. In pursuing these opportunities, VCP's management requires a minimum return of 3% per annum above the Company's weighted average cost of capital (WACC).

The 770 thousand ton-per-year pulp capacity expansion project, which yields a 570 thousand ton-per-year net increase (as a former 200 ton-per-year production line was deactivated), was an attractive investment in cost terms and has made VCP one of the world's most modern pulp producers. Presently, the oldest pulp line at the Jacarei plant dates from 1997. The related CAPEX for the project of US$ 490 million (US$475 in installations and US$15 million in forestry), represents an investment of US$ 617 per ton (considering the total 770,000 tons/year of the new line), significantly boosts the Company's return on investment. Management expects that the line will complete its

[LOGO GRAPHICS OMITTED]

learning curve and reach full production capacity during the fourth quarter of 2003, placing VCP among the leading players in the global pulp industry. Jacarei pulp production capacity now stands at 1 million tons per year, making it one of the largest, most modern and competitive plants in the world. 2004 should be a year of consolidation for VCP's recent investments.

This expansion project enabled export sales volume to exceed sales in the domestic market. In 2002, the sales volume breakdown was 58% to the domestic market and 42% for export; however, in 2003 this ratio is being inverted. It signifies a new phase of international growth for the Company. For this expansion project, VCP already increased its exclusive port area in Santos from 9,000 to 12,520 square meters to ready its warehousing, processing, transportation, cargo handling, docking and loading capacities in order to expand its market pulp exports. The Company has also invested in a private railway from its Jacarei plant to the Port of Santos, providing another transportation alternative to export its pulp with a 25% lower freight cost, which is already fully operational.

Even without new investments toward organic growth in the coated and cut size paper markets, prior investments will enable to Company to maintain its import substitution for coated papers and expand its cut size exports. VCP will also maintain its focus on promoting brand loyalty among its customers, with additional efforts at the KSR business unit, the largest distributor in the segment. These efforts include continued investments in e-business in order to digitally strengthen loyalty and relationship channels.

Capital markets

The Sao Paulo Stock Exchange Index (Ibovespa) was 23% higher in 3Q03 compared to a 39% appreciation of VCP's preferred shares in Reais. The IBOVESPA has gained 42% year-to-date while VCPA4 has risen 27%.

During 3Q03 13,542 transactions resulted in trading of approximately 2.4 billion preferred VCP shares, 27% higher than in 3Q02. Daily average trading volume on the Bovespa in 3Q03 was R$ 5.1 million, 74% higher than in 2Q02.

During 3Q03, VCP's shares were traded on 100% of Bovespa sessions, and represented 34% of all transaction volume within the Brazilian pulp and paper industry.

Earnings per share for 3Q03 were R$4.41 per block of 1,000 shares according to BR GAAP and US$0.81 per ADR according to US GAAP.

                               [GRAPHIC OMITTED]

[LOGO GRAPHICS OMITTED]

The share price of VCP's Level III ADRs traded on the NYSE rose 36% in the third quarter of 2003, compared to a 11% gain by the Standard & Poor's 500 Paper and Forest Products Index and a 3% appreciation of the Dow Jones Industrial Average. Daily average of trading volume was US$1.7 million, 67% greater than in 3Q02.

                               [GRAPHIC OMITTED]


For statutory purposes, VCP also publishes its results in accordance with Brazilian Corporate Law (Brazilian GAAP), in order to meet information demands from local investors. The consolidated net earnings reported according to this criterion in 3Q03 was 169 million in Reais. Attachment VII shows a reconciliation of net income from Brazilian GAAP to US GAAP.


--------------------------------------------------------------------------------
Statements included in this report, regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of Brazil, its industry and international markets and, therefore, are subject to change.
--------------------------------------------------------------------------------

                                       ###

Votorantim Celulose e Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.

[LOGO GRAPHICS OMITTED]


Attachment I


Net Operating Revenue Variations
3rd QTR 2003 X 3rd QTR 2002

-----------------------------------------------------------------------------------------------------------------------
                                                                               U S  G A A P
-----------------------------------------------------------------------------------------------------------------------
                                          Tons                 Net Revenues - US$ 000           Price - US$/ton
-----------------------------------------------------------------------------------------------------------------------
     PRODUCTS                 3Q03        3Q02  Variation      3Q03        3Q02 Variation      3Q03     3Q02 Variation

-----------------------------------------------------------------------------------------------------------------------
Paper
  Domestic Sales
     Printing & Writing     32,364     46,464    (14,100)     27,622     29,316    (1,694)      853      631     223
     Cut Size               14,873     14,476        397      13,736      9,642     4,094       924      666     257
     Carbonless/Thermal     14,815     14,500        315      26,526     19,566     6,960     1,790    1,349     441
     Coated                 25,908     35,965    (10,057)     25,634     27,510    (1,876)      989      765     225
     Other Specialties       7,543      8,004       (461)      9,320      8,501       819     1,236    1,062     173
     Total                  95,503    119,409    (23,906)    102,838     94,535     8,303     1,077      792     285

  Export Market
     Printing & Writing     10,029      4,085      5,944       6,571      3,066     3,505       655      751     (95)
     Cut Size               29,998     28,727      1,271      24,214     22,400     1,814       807      780      27
     Carbonless/Thermal         84        637       (553)        128        923      (795)    1,524    1,449      75
     Coated                  1,104        324        781         912        294       618       826      907     (81)
     Total                  41,215     33,773      7,442      31,825     26,683     5,142       772      790     (18)
     Total Paper           136,718    153,182    (16,464)    134,663    121,218    13,445       985      791     194

Pulp
  Domestic Sales            16,820     17,925     (1,105)      7,548      7,183       365       449      401      48
  Export Market            138,516     59,708     78,808      63,508     25,870    37,638       458      433      25
     Total                 155,336     77,633     77,703      71,056     33,053    38,003       457      426      32

Total Domestic Sales       112,323    137,334    (25,011)    110,386    101,718     8,668       983      741     242
Total Export Market        179,731     93,481     86,250      95,333     52,553    42,780       530      562     (32)

-----------------------------------------------------------------------------------------------------------------------
TOTAL                      292,054    230,815     61,239     205,719    154,271    51,448       704      668      36
-----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------

----------------------------------------------------------
                                      Variation %
----------------------------------------------------------
     PRODUCTS                 Tons     Revenue   Average
                                                  Price
----------------------------------------------------------
Paper
  Domestic Sales
     Printing & Writing      (30.3)      (5.8)     35.3
     Cut Size                  2.7       42.5      38.7
     Carbonless/Thermal        2.2       35.6      32.7
     Coated                  (28.0)      (6.8)     29.3
     Other Specialties        (5.8)       9.6      16.3
     Total                   (20.0)       8.8      36.0

  Export Market
     Printing & Writing      145.5      114.3     (12.7)
     Cut Size                  4.4        8.1       3.5
     Carbonless/Thermal      (86.8)     (86.1)      5.2
     Coated                  240.7      210.2      (9.0)
     Total                    22.0       19.3      (2.3)
     Total Paper             (10.7)      11.1      24.5

Pulp
  Domestic Sales              (6.2)       5.1      12.0
  Export Market              132.0      145.5       5.8
     Total                   100.1      115.0       7.4

Total Domestic Sales         (18.2)       8.5      32.7
Total Export Market           92.3       81.4      (5.6)

----------------------------------------------------------
TOTAL                         26.5       33.3       5.4
----------------------------------------------------------



Net Operating Revenue Variations
3rd QTR 2003 X 2nd QTR 2003

-----------------------------------------------------------------------------------------------------------------------
                                                                               U S  G A A P
-----------------------------------------------------------------------------------------------------------------------
                                          Tons                 Net Revenues - US$ 000           Price - US$/ton
-----------------------------------------------------------------------------------------------------------------------
     PRODUCTS                 3Q03        3Q02  Variation      3Q03        3Q02 Variation      3Q03     3Q02 Variation

-----------------------------------------------------------------------------------------------------------------------
Paper
  Domestic Sales
     Printing & Writing     32,364     40,916     (8,552)     27,622     33,645    (6,023)      853      822      31
     Cut Size               14,873     10,233      4,640      13,736      9,618     4,118       924      940     (16)
     Carbonless/Thermal     14,815     13,984        831      26,526     25,325     1,201     1,790    1,811     (21)
     Coated                 25,908     25,123        785      25,634     25,567        67       989    1,018     (28)
     Other Specialties       7,543      6,581        962       9,320      8,385       935     1,236    1,274     (39)
     Total                  95,503     96,837     (1,334)    102,838    102,540       298     1,077    1,059      18

  Export Market
     Printing & Writing     10,029      3,646      6,383       6,571      2,782     3,789       655      763    (108)
     Cut Size               29,998     34,525     (4,527)     24,214     27,163    (2,949)      807      787      20
     Carbonless/Thermal         84         69         15         128        100        28     1,524    1,449      75
     Coated                  1,104      1,008         96         912        812       100       826      806      21
     Total                  41,215     39,248      1,967      31,825     30,857       968       772      786     (14)
     Total Paper           136,718    136,085        633     134,663    133,397     1,266       985      980       5

Pulp
  Domestic Sales            16,820     17,528       (708)      7,548      8,638    (1,090)      449      493     (44)
  Export Market            138,516    112,052     26,464      63,508     53,756     9,752       458      480     (21)
     Total                 155,336    129,580     25,756      71,056     62,394     8,662       457      482     (24)

Total Domestic Sales       112,323    114,365     (2,042)    110,386    111,178      (792)      983      972      11
Total Export Market        179,731    151,300     28,431      95,333     84,613    10,720       530      559     (29)

-----------------------------------------------------------------------------------------------------------------------
TOTAL GERAL                292,054    265,665     26,389     205,719    195,791     9,928       704      737     (33)
-----------------------------------------------------------------------------------------------------------------------





---------------------------------------------------------

---------------------------------------------------------
                                     Variation %
---------------------------------------------------------
     PRODUCTS                 Tons    Revenue   Average
                                                 Price
---------------------------------------------------------
Paper
  Domestic Sales
     Printing & Writing      (20.9)    (17.9)      3.8
     Cut Size                 45.3      42.8      (1.7)
     Carbonless/Thermal        5.9       4.7      (1.1)
     Coated                    3.1       0.3      (2.8)
     Other Specialties        14.6      11.2      (3.0)
     Total                    (1.4)      0.3       1.7

  Export Market
     Printing & Writing      175.1     136.2     (14.1)
     Cut Size                (13.1)    (10.9)      2.6
     Carbonless/Thermal       21.7      28.0       5.1
     Coated                    9.5      12.3       2.5
     Total                     5.0       3.1      (1.8)
     Total Paper               0.5       0.9       0.5

Pulp
  Domestic Sales              (4.0)    (12.6)     (8.9)
  Export Market               23.6      18.1      (4.4)
     Total                    19.9      13.9      (5.0)

Total Domestic Sales          (1.8)     (0.7)      1.1
Total Export Market           18.8      12.7      (5.2)

---------------------------------------------------------
TOTAL GERAL                    9.9       5.1      (4.4)
---------------------------------------------------------


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                                 Attachment II


Votorantim Celulose e Papel S.A
Consolidated Balance Sheet
USGAAP                                                               US$ million
--------------------------------------------------------------------------------
ASSETS                                                  Sep-03           Jun-03
--------------------------------------------------------------------------------
Current Assets                                             634              496
Cash and Cash Equivalents                                  284              154
Held-to-maturity investments                                51               78
Trade Accounts Receivables                                 153              128
Inventories                                                 97               91
Recoverable Taxes                                           38               31
Other                                                       11               14
Investment in affiliates ( Aracruz)                        221              213
Goodwill                                                    19               19
Property, Plant and Equipment - Net                      1,170            1,170
Other Assets                                               352              344
Held-to-maturity investments                               229              225

Unrealized gains from foreign currency
and interest rate swaps
(Fair Value adjustments)                                    57               59

Deferred Income Tax                                         15               12
Other                                                       51               48
--------------------------------------------------------------------------------
TOTAL ASSETS                                             2,396            2,241
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
LIABILITIES and STOCKHOLDERS' EQUITY                    Sep-03           Jun-03
--------------------------------------------------------------------------------
Current Liabilities                                        611              523
Trade payables                                              42               51
Short-term debt                                             79               42
Current portion of long-term debt                          437              387
Payroll, PPR and related charges                            14               11
Income and social contribuition taxes                        9                9
Other                                                       30               23
Long-term Liabilities                                      682              662
Long-term debt, less current portion                       632              614
Provision for tax, other litigation and others              50               48
Stockholders' equity                                     1,103            1,056
Preferred capital stock, no par value,
56,000,000,000 stocks                                      553              553
Authorized, 17,182,209,232 stocks issued
Common stock, no par value, 28,000,000,000 stocks          767              767
Authorized,21,140,490,321 stocks issued
Additional paid in capital                                  28               25
Treasury stocks at cost                                     (1)              (3)
Net unrealized gain on available-for-sale securities        (1)              (1)
Appropriated retained earnings - Legal Reserve 5%           31               31
Unappropriated retained earnings                           724              661
Cummulative translation adjustment                        (998)            (977)
--------------------------------------------------------------------------------
TOTAL LIABILITIES and STOCKHOLDERS' EQUIT                2,396            2,241
--------------------------------------------------------------------------------

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

                                 Attachment III


CONSOLIDATED STATEMENTS OF INCOME
USGAAP                                                                                                  US$ Million
-------------------------------------------------------------------------------------------------------------------
                                            3Q03            3Q02            2Q03          YTD Sep03       YTD Sep02
                                      -----------------------------------------------------------------------------
                                        US$      %      US$      %      US$      %      US$      %      US$      %
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Net operating revenue                   206     100     155     100     196     100     582     100     464     100
-------------------------------------------------------------------------------------------------------------------
Domestic sales                          111      54     102      66     111      57     321      55     313      67
Export sales                             95      46      53      34      85      43     261      45     151      33
-------------------------------------------------------------------------------------------------------------------
Operating cost and expenses            (140)    (68)   (111)    (72)   (127)    (65)   (385)    (66)   (335)    (72)
-------------------------------------------------------------------------------------------------------------------
Cost of sales                          (109)    (53)    (83)    (54)    (98)    (50)   (296)    (51)   (257)    (55)
Selling and marketing                   (21)    (10)    (15)    (10)    (19)    (10)    (56)    (10)    (43)     (9)
General and administrative               (9)     (4)     (8)     (5)     (8)     (4)    (23)   (4.0)    (22)   (4.7)
Other operating (expenses)income, net    (1)     (0)     (5)     (3)     (2)     (1)    (10)     (2)    (13)     (3)
-------------------------------------------------------------------------------------------------------------------
Operating profit                         66      32      44      28      68      35     197    33.9     128    27.7
-------------------------------------------------------------------------------------------------------------------
Non-operating income (expense)           (6)     (3)     (7)     (5)     (5)     (2)    (16)     (3)      6       1
  Financial income                       17       8      17      11      15       8      47       8      60      13
  Financial expense                     (19)     (9)    (19)    (12)    (17)     (9)    (52)     (9)    (51)    (11)
  Fair Value - SFAS 133                  (3)     (1)     (1)     (1)     (3)     (1)     (8)     (1)      3       1
  Foreign exchange losses, net           (1)     (0)     (4)     (3)     (0)     (0)     (3)     (1)     (6)     (1)
-------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes and
  equity income (loss) of investees      60      29      37      24      64      33     181      31     135      29
-------------------------------------------------------------------------------------------------------------------
Income tax expense                       (6)     (3)    (10)     (6)     (6)     (3)    (17)     (3)    (32)     (7)
-------------------------------------------------------------------------------------------------------------------
Income (loss) before equity
  income (loss) of investees             54      26      27      18      58      29     164      28     103      22
-------------------------------------------------------------------------------------------------------------------
Equity income (loss) affiliates           8       4      15      10       0       0      15       3      19       4
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                        62      30      42      27      58      30     179      31     122      26
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
EBITDA                                   84      40      56      36      88      45     248      43     170      37
-------------------------------------------------------------------------------------------------------------------


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                                 Attachment IV

                              CASH FLOW STATEMENT
                                                                  (millions US$)
--------------------------------------------------------------------------------
3rd Quarter, 2003 x 3rd Quarter, 2002                   3rd Q03         3rd Q02
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
--------------------------------------------------------------------------------

Net income (loss)                                            62              42

Adjustments to reconcile net income to cash provide to operating activities :

  Foreign exchange losses, net                                4               4
  Equity income or loss of investees, less dividends         (8)            (15)
  Deferred income tax                                        (2)              6
  Depreciation and depletion                                 18              13
  Disposal of property, plant and equipment                   -               6

Changes in operating assets and liabilities :

  Trade accounts receivable                                 (15)             27
  Inventories                                                (7)             (2)
  Others assets                                              (8)            (14)
  Liabilities                                                (3)            (28)

--------------------------------------------------------------------------------

Net cash provided by operating activities                    41              39

--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
--------------------------------------------------------------------------------

  Held-to-maturity      Purchases/Maturities                 28              59
                          Acquisition of PP&E               (39)            (66)

--------------------------------------------------------------------------------

Net cash used in investing activities                       (11)             (7)

--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
--------------------------------------------------------------------------------

Short-term debt                                              24             (24)
Long-term debt          Issuances                           200              85
                        Repayments                         (126)            (93)
Sales (Acquisition) of treasury shares                        5               -
Net cash provided by (used in) financing activities         103             (32)

--------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash
  equivalents                                                (3)            (19)
Net increase (decrease) in cash and cash equivalents        130             (19)
Cash and cash equivalent at beginning of year               154             110
Cash and cash equivalent at end of the year                 284              91

--------------------------------------------------------------------------------


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                                  Attachment V


Consolidated Balance Sheet
Brazilian Corporate Law (Brazilian GAAP)
--------------------------------------------------------------------------------
ASSETS                                                  Sept/03       June/2003
--------------------------------------------------------------------------------
Current assets                                            1,531           1,291
Cash                                                         30              31
Financial Investments                                       855             617
Trade accounts receivable, net                              221             252
Inventories                                                 283             262
Recoverable taxes                                           111              88
Others                                                       31              41
Noncurrent assets                                         1,113             988
Unrealized gains from swap contracts                        164             162
Financial Investments                                       763             663
Recoverable Taxes                                            69              61
Deferred Taxes                                               36              28
Accrued liabilities for legal proceedings                    53              51
Others                                                       28              23
Permanent assets                                          4,473           4,394
Investment                                                1,144           1,118
Property, plant and equipment                             3,221           3,170
Deferred charges                                            108             106
--------------------------------------------------------------------------------
Total Assets                                              7,117           6,673
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                     Sep-03          Jun-03
--------------------------------------------------------------------------------
Current liabilities:                                      1,545           1,380
Trade accounts payable                                      124             146
Loans                                                     1,278           1,110
Payroll and related changes                                  40              32
Taxes payable                                                11               9
Income and Social Contribution Taxes                         28              26
Others                                                       64              57
Noncurrent liabilities                                    2,120           2,023
Loans                                                     1,846           1,763
Provision for tax                                           147             138
Deferred income and social contrib.taxes                    120             122
Others                                                        7               -
Shareholders' equity                                      3,452           3,270
Capital                                                   1,702           1,702
Capital reserve                                              60              52
Revaluation reserves                                         36              36
Legal reserve                                                65              65
Profit Reserve                                              931             927
Retained Earnings                                           658             488
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity                7,117           6,673
--------------------------------------------------------------------------------



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                                 Attachment VI


Consolidated Income Statement
Brazilian Corporate Law                                                                                 R$ million
----------------------------------------------------------------------------------------------------------------------
                                          3rd Q03         3rd Q02         2nd Q03          YTD Sep 03      YTD Sep 02
                                        R$      AV%     R$      AV%     R$      AV%       R$    AV%       R$    AV%
----------------------------------------------------------------------------------------------------------------------
Net Operating Revenue                   617     100     493     100     596     100     1,856   100     1,264   100
Domestic Sales                          337      55     329      67     345      58     1,041    56       860    68
Export Sales                            280      45     164      33     252      42       814    44       404    32

Cost of Sales                          (323)    (52)   (258)    (52)   (296)    (50)     (934)  (50)     (701)  (55)

Gross Profit                            294      48     235      48     301      50       922    50       563    45

Selling Market                          (62)    (10)    (49)    (10)    (57)    (10)     (173)   (9)     (117)   (9)
General and Administrative              (26)     (4)    (24)     (5)    (24)     (4)      (72)   (4)      (60)   (5)
Financial Result                        (27)     (4)     10       2     (22)     (4)      (80)   (4)       18     1
Equity Aracruz                           22       4     (10)     (2)     29       5        91     5       (21)   (2)
Equity Others                            (5)     (1)   (119)    (24)     62      10        76     4      (144)  (11)
Other Operating Income (Expense)         (2)     (0)     (2)     (0)     (6)     (1)      (20)   (1)       (6)   (0)

Operating Income                        195      32      41       8     284      48       744    40       235    19

Non-operating results                   (10)     (2)    (19)     (4)    (10)     (2)      (39)   (2)      (54)   (4)

Income before taxes, Cumul.Effect
  of account and Eq.affiliates          185      30      22       4     273      46       705    38       181    14

Income and social contrib. Taxes        (16)     (3)    (47)    (10)    (16)     (3)      (49)   (3)      (92)   (7)

Net Income                              169      27     (25)     (5)    257      43       655    35        89     7
Income (losses) per 1,000 share lot
  (in R$)                                   4.4             (0.7)           6.7               17.1        2.3

EBITDA                                  261      42     206      42     275      46       833    45       518    41
Depreciation and Amortization            57       9      46       9      61      10       175     9       137    11
----------------------------------------------------------------------------------------------------------------------


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                                 Attachment VII


Consolidated Cash Flow - Free Translation
Brazilian Corporate Law                                             R$ million
--------------------------------------------------------------------------------
                                                               3Q03        3Q02
--------------------------------------------------------------------------------
Net Income                                                      169         (25)

Adjustments to reconcile net income to
cash provided by operating activities                           128          (2)

Increase (decrease) in assets and liabilities                    (9)        (70)

Net cash provided by operating activities                       288         (97)

Net cash (used in) provided by investing activities            (104)       (195)

Net cash used in financing activities                            53         189

Net increase (decrease) in cash and cash equivalents            237        (103)

Cash and cash equivalents at beginning of period                648         540
Cash and cash equivalents at end of period                      885         437
--------------------------------------------------------------------------------


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                                Attachment VIII


                          BRGAAP / USGAAP CONCILIATION

                                                                   (million US$)

--------------------------------------------------------------------------------
                                                    3rd Quarter,    3rd Quarter,
                                                          2003           2002
--------------------------------------------------------------------------------
Net Income as per Brazilian GAAP ( @ current rate )    169    58     (25)    (6)
--------------------------------------------------------------------------------
Difference in property, plant and equipament                   2             (2)
  Depreciation, depletion and amortization                     2             (1)
  Write-off                                                    -             (1)

Amortization of capitalized interest                          (1)            (0)

Start-up costs                                                (1)            (2)

Capitalized Interest                                           2              1

Elimination exchange variation                                 -            (13)

Amortization of Celpav goodwill                                3              3

Equity Income (loss) investees                                 2             55

Fair Value - SFAS 133 - Derivative (after Income Tax)         (2)            (1)

Income tax                                                    (1)             4

Other adjustments (including translation effects)             (0)             3

Net Income as per USGAAP                                      62             42
--------------------------------------------------------------------------------


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                                [GRAPHICS OMITTED]


October 27, 2003
Jacarei, Sao Paulo                 Agenda

                                   8:00 a.m.    Leave VCP Headquarters at
Rua Gal. Euryale Jesus Zerbini                  Alameda Santos
SP 66, km 84                       9:30 a.m.    Arrival at Jacarei - Welcome Coffee
Caixa Postal 94                                 Marcelo Strufaldi Castelli -
Bairro Sao Silvestre                            General Manager, Jacarei
Jacarei, SP                        10:00 a.m.   Plant Tour -
PABX: (12) 3954-1100                            Divided into three separate groups
Fax: (12) 3957-1261                             Marcelo Strufaldi Castelli
                                                Fernando Henrique Pescatori Silva
[MAP GRAPHIC OMITTED]              12:00 p.m.   Lunch
                                   1:00 p.m.    Introduction
RSVP: (11) 3107 3101                            Valdir Roque - CFO
                                   1:30 p.m.    Why Pulp?
Transport will be provided                      Sergio Almeida - General Manager, Pulp
By VCP from the Company's          2:00 p.m.    Why Paper?
Headquarters at Al. Santos at                   Sergio Vaz - Business Director
8:00 a.m. and 12:00 p.m.           2:30 p.m.    Coffee Break
                                   2:45 p.m.    Why Distribution?
                                                Nelson Zanell -
For further information:                        Integrated Logistics Director
Natasha Namie Nakagawa             3:15 p.m.    Strategy and Results
Investor Relations                              Raul Calfat - CEO
VCP - Votorantim Celulose e Papel  3:45 pm.     Questions and Answers
Tel.: 5511-3269-4261               4:30 p.m.    Cocktails
Fax: 5511-3269-4066
E-mail: ir@vcp.com.br
